SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For November 2nd 2006

                         Commission File Number: 1-15154

                                   ALLIANZ SE

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

           Allianz SE: Preliminary figures for the third quarter 2006


    MUNICH, Germany--(BUSINESS WIRE)--Nov. 2, 2006--Allianz Group:
Preliminary figures for the third quarter 2006 - Net income for the quarter doubled

    Allianz Group continued to chart a successful course in the third quarter of 2006. Based on preliminary figures, total revenues at 22.6 billion euros were slightly down compared to the equivalent previous year's quarter (third quarter 2005: 23.8 billion euros), but the operating profit increased by 42.7 percent to 2.7 billion euros. Net income for the quarter rose by 100.4 percent to 1.6 billion euros.

    -- In the Property and Casualty business, the combined ratio improved to 90.2 percent. The operating profit grew correspondingly by
74.1 percent to 1.7 billion euros.

    -- The operating profit for Life and Health business posted an increase of 11.0 percent to 617 million euros.

    -- Dresdner Bank continued its successful performance of sustained improvement in earnings: the operating profit went up by 38.2 percent to 311 million euros.

    -- Net cash inflows in Asset Management amounted to 9.7 billion euros. The operating profit of 294 million euros remained at the high level of the equivalent previous year's quarter.

    Shareholders' equity of Allianz Group continued to increase by
13.8 percent from 39.5 billion euros as at December 31, 2005 to 44.9 billion euros. The increase in net income for the quarter was mostly a result of the improved operating profit. The quarterly net income also contains a profit of approximately 300 million euros from the sale of Four Seasons Healthcare.

    'The very successful business performance again leads us to anticipate slight improvements on the forecast made at the half-year stage for the fiscal year 2006: We are now assuming an operating profit in excess of 9.5 billion euros. Although restructuring expenses for Dresdner Bank are still outstanding in the fourth quarter and realization of further capital gains is not planned, we are anticipating net income for the year above 6 billion euros," according to Helmut Perlet.

    These statements are subject to the reservation that no natural catastrophes or adverse developments in the capital markets compromise profitability.

    The full interim report for the third quarter of 2006 will be published on November 10, 2006 and be available on www.allianz.com.

    These assessments are, as always, subject to the disclaimer provided below.

    End of message



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    Information and Explanation of the Issuer to this News:

    Cautionary Note Regarding Forward-Looking Statements: Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels,
(vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate,
(ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

    No duty to update The company assumes no obligation to update any information contained herein.



Name:Giovanni Salerno
Tel:+49 (0)89-3800-2184
Email:giovanni.salerno@allianz.de





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Language: English
Issuer: Allianz SE Koniginstr. 28 80802 Munchen Deutschland
Phone: +49 (0)89 38 00 - 41 24
Fax: +49 (0)89 38 00 - 38 99
E-mail: investor.relations@allianz.com WWW: www.allianz.com
ISIN: DE0008404005
WKN: 840400
Indices: DAX-30, EURO STOXX 50
Listed: Amtlicher Markt in Berlin-Bremen, Frankfurt (Prime Standard),
 Hannover, Dusseldorf, Stuttgart, Munchen, Hamburg, SWX; Terminborse EUREX; Foreign Exchange(s) London, NYSE End of News DGAP News-Service




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    CONTACT: Allianz AG

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ALLIANZ AKTIENGESELLSCHAFT



                                     By:  /s/ Dr. Reinhard Preusche
                                     -------------------------------
                                          Dr. Reinhard Preusche
                                          Group Compliance



                                     By:  /s/ Dr. Giovanni
                                     -------------------------------
                                          Salerno
                                          Dr. Giovanni Salerno
                                          Group Compliance


Date:    November 2nd 2006